Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	2006	2007	2008	2009	2010
Income (loss) from continuing operations before income taxes	$1,901,944	$(553,888)	$(34,213)	$807,878	$1,090,299
Add: Fixed charges	5,128,460	7,091,177	5,909,338	3,037,524	2,279,139

Total earnings	$7,030,404	$6,537,289	$5,875,125	$3,845,402	$3,369,438

Interest expense	$5,122,855	$7,085,772	$5,905,418	$3,035,639	$2,274,771
Rental expense, net of income	5,605	5,405	3,920	1,885	4,368

Total fixed charges	5,128,460	7,091,177	5,909,338	3,037,524	2,279,139

Preferred stock dividends	60,207	36,497	110,556	172,799	130,635

Total fixed charges and preferred stock dividends	$5,188,667	$7,127,674	$6,019,894	$3,210,323	$2,409,774

Ratio of earnings to fixed charges(1)(2)	1.37	—	—	1.27	1.48

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	1.35	—	—	1.20	1.40

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

(2)	Due to pre-tax losses from continuing operations of $554 million and $34 million for the years ended December 31, 2007 and 2008, respectively, the ratio coverage was less than 1:1. We would have needed to generate $554 million and $34 million of additional earnings in the years ended December 31, 2007 and 2008, respectively, for the ratio coverage to equal 1:1.

(3)	Due to pre-tax losses from continuing operations of $554 million and $34 million for the years ended December 31, 2007 and 2008, respectively, the ratio coverage was less than 1:1. We would have needed to generate $590 million and $145 million of additional earnings in the years ended December 31, 2007 and 2008, respectively, for the ratio coverage to equal 1:1.